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NEW YORK
SHELTON M. VAUGHAN	LONDON
DIRECT DIAL: 713.402.3906	SINGAPORE
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www.duanemorris.com	HANOI
PHILADELPHIA
July 30, 2010	SAN DIEGO
SAN FRANCISCO
VIA EDGAR	BALTIMORE
BOSTON
Mr. H. Roger Schwall	WASHINGTON, DC
United States Securities and Exchange Commission	LAS VEGAS
Division of Corporation Finance	ATLANTA
100 F Street, N.E.	MIAMI
Washington, D.C. 20549	PITTSBURGH
NEWARK
Re: Diamond Offshore Drilling, Inc.	BOCA RATON
Form 10-K for the fiscal year ended December 31, 2009	WILMINGTON
Schedule 14A filed March 31, 2010	PRINCETON
File No. 001-13926	LAKE TAHOE
HO CHI MINH CITY
Dear Mr. Schwall:
     On behalf of Diamond Offshore Drilling, Inc. (the “Company”), accompanying this letter are (i) the Company’s Memorandum of Response to the comment letter dated July 22, 2010 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to the Company and (ii) the written acknowledgement from the Company requested by the Comment Letter.
     As indicated in such Memorandum of Response, in response to comment #1 of the Comment Letter, the Company is voluntarily providing certain information to the Commission on a confidential, supplemental basis pursuant to Rule 12b-4 promulgated under the Securities and Exchange Act of 1934, as amended (“Rule 12b-4”). Accordingly, this supplemental information is not filed with such Memorandum of Response. The Company respectfully requests that this information be returned to the Company upon completion of the Staff’s review, pursuant to Rule 12b-4.
     In addition, in accordance with Rule 83 of the Rules of Practice and Conduct of the Commission (17 C.F.R. § 200.83) (“Rule 83”), the Company requests confidential treatment of this supplemental information. Please promptly inform the Company of any request for any or all of such supplemental information made pursuant to the Freedom of Information Act or

Duane Morris llp

1330 POST OAK BOULEVARD, SUITE 800 HOUSTON, TX 77056-3166 DM3\1443518.1	PHONE: 713.402.3900 FAX: 713.402.3901

Mr. H. Roger Schwall
United States Securities and Exchange Commission
July 30, 2010

otherwise so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83. Pursuant to Rule 83, I have also submitted, on behalf of the Company, a separate request for confidential treatment of this information.
     If you have any questions or comments concerning this matter, please contact me.

Very truly yours,
/s/ Shelton M. Vaughan
Shelton M. Vaughan

Attachments

cc:	William C. Long, Esq.
Senior Vice President, General Counsel and Secretary
Diamond Offshore Drilling, Inc.

FOIA Confidential Treatment Requested by Diamond Offshore Drilling, Inc.
Pursuant to 17 C.F.R. § 200.83
DIAMOND OFFSHORE DRILLING, INC.
(the “Company”)

Memorandum of Response
to
Comments of the Securities and Exchange Commission
regarding
the Company’s
Form 10-K for the fiscal year ended December 31, 2009
Filed February 23, 2010
and
Schedule 14A
Filed March 31, 2010
(File No. 001-13926)
July 30, 2010

General
     This memorandum sets forth the responses of Diamond Offshore Drilling, Inc., a Delaware corporation, to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by the letter dated July 22, 2010 (the “Comment Letter”) concerning our Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) and our Schedule 14A filed March 31, 2010 (the “Schedule 14A”) (File No. 001-13926) (collectively, the “Reports”).
     The numbers of the responses in this memorandum correspond to the numbers of the Staff’s comments as set forth in the Comment Letter. References in the text of the responses herein to captions and page numbers are to the captions and page numbers in the respective Report. References to “we,” “us” or “our” mean the Company and our consolidated subsidiaries, unless the context requires otherwise. Capitalized terms used in this memorandum and not otherwise defined herein have the meanings given to them in the respective Report.

     In response to comment #1 of the Comment Letter, we are voluntarily providing certain information to the Commission on a confidential, supplemental basis pursuant to Rule 12b-4 promulgated under the Securities and Exchange Act of 1934, as amended (“Rule 12b-4”). Accordingly, this supplemental information is not filed with this Memorandum of Response. We respectfully request that this information be returned to the Company upon completion of the Staff’s review, pursuant to Rule 12b-4.
     In addition, in accordance with Rule 83 of the Rules of Practice and Conduct of the Commission (17 C.F.R. § 200.83) (“Rule 83”), we request confidential treatment of this supplemental information. Please promptly inform the Company of any request for any or all of such supplemental information made pursuant to the Freedom of Information Act or otherwise so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83. Pursuant to Rule 83, we have also submitted a separate request for confidential treatment of this information.
Response to Staff Comments
Form 10-K for the fiscal year ended December 31, 2009
Risk Factors
Our business involves numerous operating hazards . . . . page 11
1.	We note your response to our prior comment 1. As we indicated in our telephone conversations with counsel, please provide supplementally the information requested in our prior comment 1.
Rule 83 Confidential Treatment Request Made by Diamond Offshore Drilling, Inc.
Response: Under our insurance policy that expires on May 1, 2011, we currently carry marine liability insurance covering certain legal liabilities, including coverage for certain personal injury claims, with no exclusions for pollution and/or environmental risk. The liability coverage under such marine liability insurance is subject to various deductibles in the amount of $10.0 million for the first occurrence and which vary in amounts ranging between $5.0 million and, if aggregate claims exceed certain thresholds, up to $100.0 million for each subsequent occurrence, depending on the nature, severity and frequency of claims which might arise during the policy year, which under the current policy commences on May 1 of each year.
We are voluntarily providing additional information to the Commission in response to this comment #1 on a confidential, supplemental basis pursuant to Rule 12b-4, and accordingly such supplemental information is not filed with this Memorandum of Response. We request that this supplemental information be returned to the Company upon completion of the Staff’s review, pursuant to Rule

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12b-4. In addition, in accordance with Rule 83, we request confidential treatment of this information. Please promptly inform the Company of any request for any or all of such information made pursuant to the Freedom of Information Act or otherwise so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83.
Schedule 14A filed March 31, 2010
Director Compensation, page 11
2.	We note your response to our prior comment 3. Please confirm that you will include the basis for your decision to award Mr. Tisch 15 times the number of SARs your other directors receive provided in your response in future filings.
Response: The Company confirms that it will include such additional disclosure, substantially as set forth in response to prior comment 3, prospectively when disclosure is next required in the Company’s filings in response to Item 402(k) of Regulation S-K.

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[Letterhead of Diamond Offshore Drilling, Inc.]
July 30, 2010
VIA EDGAR
Mr. H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Diamond Offshore Drilling, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Schedule 14A filed March 31, 2010
File No. 001-13926
Dear Mr. Schwall:
Reference is made to the comments received by Diamond Offshore Drilling, Inc. (the “Company”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by the letter (the “Comment Letter”) dated July 22, 2010 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2009, filed on February 23, 2010, and Schedule 14A filed on March 31, 2010 (File No. 001-13926) (collectively, the “Reports”).
The Company acknowledges, in connection with the Company’s response to the Comment Letter, that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Reports;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Reports; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this matter to the Company’s counsel, Shelton Vaughan, at (713) 402-3906.

Very truly yours,
/s/ William C. Long
William C. Long
Senior Vice President, General Counsel and Secretary

cc:	Shelton M. Vaughan (via facsimile 713-583-9179)
Duane Morris LLP

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